# First quarter 2019
# Financial statements and review

# Equinor first quarter 2019 results

Equinor reports adjusted earnings of USD 4.19 billion and USD 1.54 billion after tax in the first quarter of 2019. IFRS net operating income was USD 4.73 billion and the IFRS net income was USD 1.71 billion.

The first quarter was characterised by:

- Solid results across all segments
- Strong cash flow. Net debt ratio reduced to 19.4% [11]
- On track to deliver on guidance from Capital Markets Update
- Quarterly dividend of USD 0.26 per share

"In a quarter with lower commodity prices, we deliver higher after-tax results than in the same period last year. Our cash flow from operating activities was strong at 6.5 billion dollars in the quarter, and we have reduced our net debt ratio to 19.4%. We maintain high production, continue with strong cost focus and strict capital discipline, and we are on track to deliver on our guidance from our Capital Markets Update in February," says Eldar Sætre, President and CEO of Equinor ASA.

"Johan Sverdrup will start production later this year, and our project developments are on track to deliver production growth towards 2025. So far this year, we have accessed attractive new acreage in Norway and Argentina, announced the investment decision for a new platform at the ACG field offshore Azerbaijan and had the official opening of the Arkona wind farm in Germany," says Sætre.

Adjusted earnings [5] were USD 4.19 billion in the first quarter, down from USD 4.41 billion in the same period in 2018. Adjusted earnings after tax [5] were USD 1.54 billion, up from USD 1.47 billion in the same period last year. Production was maintained at a high level, but lower prices impacted the result. Underlying operating costs and administrative expenses per barrel increased somewhat from the same quarter last year, mainly due to new fields coming on stream. Adjusted depreciation expenses was down, mainly due to positive reserve revisions. A one-off provision effect related to earlier periods, negatively impacted the results from the Marketing, Midstream & Processing reporting segment in the quarter. IFRS net operating income was USD 4.73 billion in the first quarter, down from USD 4.96 billion in the same period of 2018. IFRS net income was USD 1.71 billion, up from USD 1.29 billion in the first quarter of 2018.

Equinor delivered total equity production of 2,178 mboe per day in the first quarter, on par with the same period in 2018. Expected natural decline from mature fields was offset by portfolio changes, new wells and new fields coming on stream.

As of the end of first quarter 2019, Equinor had completed 11 exploration wells with four commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 0.27 billion, up from USD 0.24 billion in the same quarter of 2018, mainly due to higher field development costs.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.45 billion for the first quarter of 2019 compared to USD 7.13 billion same period 2018. Organic capital expenditure [5] was USD 2.21 billion for the first three months of 2019. At quarter end, net debt to capital employed [11] was reduced to 19.4%. Following the implementation of IFRS 16, the net debt ratio was 25.8% [5].

The board of directors has decided on a dividend of USD 0.26 per share for the first quarter, a 13% increase from the same quarter last year.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 31 March 2019, compared to 0.5 in the same period a year ago.

| (in USD million, unless stated otherwise) | Quarters | | | Change |
| --- | --- | --- | --- | --- |
| | Q1 2019 | Q4 2018 | Q1 2018 | Q1 on Q1 |
| Net operating income | 4,732 | 6,745 | 4,960 | (5%) |
| Adjusted earnings [5] | 4,187 | 4,387 | 4,414 | (5%) |
| Net income | 1,712 | 3,367 | 1,285 | 33% |
| Adjusted earnings after tax [5] | 1,535 | 1,537 | 1,473 | 4% |
| Total equity liquids and gas production (mboe per day) [4] | 2,178 | 2,170 | 2,180 | (0%) |
| Group average liquids price (USD/bbl) [1] | 55.8 | 59.0 | 60.2 | (7%) |

# GROUP REVIEW

## First quarter 2019

**Total equity liquids and gas production** [4] was 2,178 mboe per day in the first quarter of 2019, at the same level as in the first quarter of 2018. Expected natural decline from mature fields on the NCS and in the E&P International reporting segment was offset by portfolio changes, new fields coming on stream and new wells in the US onshore business.

**Total entitlement liquids and gas production** [3] was 2,002 mboe per day in the first quarter of 2019, slightly up compared to 1,993 mboe per day in the first quarter of 2018. The increase was due to portfolio changes, new fields coming on stream and new wells as described above, and lower effects from production sharing agreements (PSA) [4]. The increase was partially offset by expected natural decline from mature fields and higher US royalties [4]. The net effect from PSA and US royalties were 177 mboe per day in total in the first quarter of 2019 compared to 186 mboe per day in the first quarter of 2018.

| Condensed income statement under IFRS (unaudited, in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| Total revenues and other income | **16,482** | 22,438 | 19,884 | (17%) |
| | | | | |
| Purchases [net of inventory variation] | **(6,656)** | (9,821) | (9,794) | (32%) |
| Operating and administrative expenses | **(2,639)** | (2,701) | (2,514) | 5% |
| Depreciation, amortisation and net impairment losses | **(2,188)** | (2,729) | (2,368) | (8%) |
| Exploration expenses | **(268)** | (442) | (249) | 8% |
| | | | | |
| Net operating income | **4,732** | 6,745 | 4,960 | (5%) |
| | | | | |
| Net income | **1,712** | 3,367 | 1,285 | 33% |

**Net operating income** was USD 4,732 million in the first quarter of 2019, compared to USD 4,960 million in the first quarter of 2018. The decrease was mainly impacted by lower average prices for liquids and gas, lower third-party crude oil volumes and higher operating and administrative expenses mainly due to portfolio changes and new fields coming on stream. A one-off provision effect related to earlier periods added to the decrease. The decrease was partially offset by lower depreciation expenses mainly due to increased proved reserves estimates, in addition to the NOK/USD exchange rate development.

In the first quarter of 2019, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 706 million and an impairment reversal of USD 116 million. In addition, net operating income was negatively impacted by an implementation effect of USD 123 million from a change of accounting policy for lifting imbalances.

In the first quarter of 2018, net operating income was positively impacted by an implementation effect of USD 287 million related to a change of accounting policy for lifting imbalances.

| Adjusted earnings (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| Adjusted total revenues and other income | **15,772** | 19,874 | 19,408 | (19%) |
| Adjusted purchases [6] | **(6,543)** | (9,784) | (9,859) | (34%) |
| Adjusted operating and administrative expenses | **(2,470)** | (2,705) | (2,530) | (2%) |
| Adjusted depreciation expenses | **(2,303)** | (2,582) | (2,368) | (3%) |
| Adjusted exploration expenses | **(268)** | (417) | (238) | 13% |
| Adjusted earnings [5] | **4,187** | 4,387 | 4,414 | (5%) |
| Adjusted earnings after tax [5] | **1,535** | 1,537 | 1,473 | 4% |

**Adjusted total revenues and other income** were USD 15,772 million in the first quarter of 2019 compared to USD 19,408 million in the first quarter of 2018. Lower third-party crude oil volumes and lower average prices for liquids and gas decreased Adjusted total revenues and other income as well as Adjusted purchases [6].

**Adjusted operating and administrative expenses** were USD 2,470 million in the first quarter of 2019, a reduction of USD 60 million compared to the first quarter of 2018. The decrease was mainly driven by the NOK/USD exchange rate development and the implementation of IFRS 16[1], partially offset by portfolio changes, new fields coming on stream and higher operation and maintenance costs.

**Adjusted depreciation expenses** were USD 2,303 million in the first quarter of 2019, compared to USD 2,368 million in the first quarter of 2018. The 3% reduction was mainly due to higher proved reserves estimates and no depreciation effect for one of the fields on the NCS, in addition to the NOK/USD exchange rate development. The decrease was partially offset by portfolio changes and new fields coming on stream, and the implementation of IFRS 16[1].

**Adjusted exploration expenses** were USD 268 million in the first quarter of 2019, an increase of USD 30 million compared to the first quarter of 2018, mainly due to higher field development costs and a lower portion of exploration expenditures being capitalised this quarter. For more information. see table Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[2] of USD 544 million to net operating income, **Adjusted earnings** [5] were USD 4,187 million in the first quarter of 2019, a 5% reduction from USD 4,414 million in the first quarter of 2018.

**Adjusted earnings after tax** [5] were USD 1,535 million in the first quarter of 2019, which reflects an effective tax rate on adjusted earnings of 63.3%, compared to 66.6% in the first quarter of 2018. The decrease in the effective tax rate was mainly due to increased adjusted earnings in the first quarter of 2019 in entities with unrecognised deferred tax assets and decreased provisions due to tax disputes in the first quarter of 2018.

**Cash flows provided by operating activities** decreased by USD 1,941 million compared to the first quarter of 2018. The decrease was mainly due to change in working capital of USD 993 million. In addition, there was an impact of increased derivative payments and increased tax payments.

**Cash flows used in investing activities** increased by USD 3,337 million compared to the first quarter of 2018. The increase was mainly due to increased financial investments, partially offset by decreased additions through business combinations and decreased capital expenditures.

**Cash flows used in financing activities** decreased by USD 18 million compared to the first quarter of 2018. The decrease was mainly due to reduced repayment of finance debt, partially offset by increased dividend paid and leasing payments reclassified to financing cash flow following the IFRS 16[1] implementation.

**Total cash flows** decreased by USD 5,260 million compared to the first quarter of 2018.

---

[1] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements
[2] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Free cash flow** [5] in the first quarter of 2019 was USD 1,837 million, an increase of USD 308 million compared to the first quarter of 2018. The increase was mainly due to decreased additions through business combinations, decreased capital expenditures and lease payments being reclassified to financing cash flow following the IFRS 16 [3] implementation, partially offset by decreased liquids volumes and liquids prices, increased dividend paid and increased tax payments.

# OUTLOOK

- **Organic capital expenditures** [5] for 2019 are estimated at around USD 11 billion
- Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.7 billion for 2019, excluding signature bonuses
- Equinor´s ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019 – 2025, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2019 is estimated to be around the 2018 level
- **Scheduled maintenance activity** is estimated to reduce the quarterly production by approximately 60 mboe per day in the second quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

---

[3] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements

# EXPLORATION & PRODUCTION NORWAY

## First quarter 2019 review

**Average daily production of liquids and gas** decreased by 3% to 1,337 mboe per day in the first quarter of 2019, compared to 1,381 mboe per day in the first quarter of 2018. The decrease was mainly due to expected natural decline partially offset by positive contributions from new fields.

**Net operating income** was USD 3,119 million in the first quarter of 2019 compared to USD 3,585 million in the first quarter of 2018. The decrease was mainly due to reduced liquids volumes and lower liquids prices, partially offset by lower depreciation expenses.

In the first quarter of 2019, net operating income was negatively impacted by an implementation effect of USD 42 million from a change of accounting policy for lifting imbalances, in addition to a net negative impact of USD 58 million from underlifted volumes in the quarter. In the first quarter of 2018, net operating income was positively impacted by the implementation effect of USD 216 million from a change of accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development, partially offset by increased costs for new fields. Adjusted depreciation expenses decreased mainly due to no depreciation effect for one of the fields, a net decrease in production and increased proved reserves estimates, partially offset by ramp-up of new fields. Adjusted exploration increased mainly due to higher field development and seismic costs, in addition to a lower portion of exploration expenditure being capitalised this quarter.

After total adjustments of USD 100 million to net operating income, **Adjusted earnings** [5] were USD 3,219 million in the first quarter of 2019, a decrease of 5% from USD 3,372 million in the first quarter of 2018.

| Adjusted earnings (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| Adjusted total revenues and other income | **5,123** | 5,529 | 5,557 | (8%) |
| | | | | |
| Adjusted operating and administrative expenses | **(771)** | (849) | (793) | (3%) |
| Adjusted depreciation expenses | **(1,019)** | (1,272) | (1,296) | (21%) |
| Adjusted exploration expenses | **(114)** | (177) | (96) | 18% |
| | | | | |
| Adjusted earnings [5] | **3,219** | 3,232 | 3,372 | (5%) |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

# EXPLORATION & PRODUCTION INTERNATIONAL

## First quarter 2019 review

**Average daily equity production of liquids and gas** increased by 5% to 841 mboe per day in the first quarter of 2019 compared to 799 mboe per day in the first quarter of 2018. The increase was primarily driven by portfolio changes in Brazil, new fields in offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

**Average daily entitlement production of liquids and gas** increased by 8% to 664 mboe per day in the first quarter of 2019 compared to 613 mboe per day in the first quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalties [4]. The net effects from PSA and US royalties were 177 mboe per day in the first quarter of 2019 compared to 186 mboe per day in the first quarter of 2018.

**Net operating income** was USD 716 million in the first quarter of 2019 compared to USD 706 million in the first quarter of 2018. The minor increase was mainly due to increased liquids production and an impairment reversal, partially offset by lower liquids prices, increased operating and administrative expenses and depreciation expenses.

In the first quarter of 2019, net operating income was positively impacted by an impairment reversal of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change of accounting policy for lifting imbalances. In the first quarter of 2018, net operating income was positively impacted by an implementation effect of USD 71 million from a change of accounting policy for lifting imbalances.

Adjusted operating and administrative expenses increased mainly due to portfolio changes. Adjusted depreciation expenses increased mainly due to increased investments and production in addition to portfolio changes, partially offset by increased proved reserves estimates. Adjusted exploration expenses increased mainly due to higher drilling and field development costs, partially offset by a higher portion of exploration expenditures being capitalised this quarter.

After total adjustments of USD 50 million to net operating income, **Adjusted earnings** [5] were USD 666 million in the first quarter of 2019, a 4% increase from USD 638 million in the first quarter of 2018.

| Adjusted earnings (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| Adjusted total revenues and other income | **2,682** | 3,029 | 2,448 | 10% |
| | | | | |
| Adjusted purchases | **(39)** | (33) | (5) | >100% |
| Adjusted operating and administrative expenses | **(806)** | (788) | (700) | 15% |
| Adjusted depreciation expenses | **(1,018)** | (1,194) | (962) | 6% |
| Adjusted exploration expenses | **(154)** | (239) | (142) | 9% |
| | | | | |
| Adjusted earnings [5] | **666** | 774 | 638 | 4% |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

# MARKETING, MIDSTREAM & PROCESSING

## First quarter 2019 review

**Natural gas sales volumes** amounted to 16.4 billion standard cubic meters (bcm) in the first quarter of 2019, up 0.9 bcm compared to the first quarter of 2018. Of the total gas sales in the first quarter of 2019, entitlement gas was 14.3 bcm, up 0.4 bcm from the first quarter of 2018. The increase was mainly due to an increase in US entitlement volumes and higher sales of third-party gas.

**Liquids sales volumes** amounted to 181.4 million barrels (mmbl) in the first quarter of 2019, down 36.7 mmbl compared to the first quarter of 2018. The decrease was mainly due to lower third-party crude oil volumes.

**Average invoiced European natural gas sales price** [8] was marginally lower in first quarter of 2019 compared to the first quarter of 2018. **Average invoiced North American piped gas sales price** [8] decreased by 10% in the same period mainly due to warmer than average weather in the period.

**Net operating income** was USD 1,184 million in the first quarter of 2019 compared to USD 673 million in the first quarter of 2018. The increase was mainly related to unrealised derivative gains and periodisation of inventory hedging effects totalling USD 706 million in the first quarter of 2019 compared to USD 184 million in the same period of 2018. Positive operational storage effects in the first quarter of 2019 of USD 130 million compared to USD 20 million in the first quarter of 2018 added to the increase. A one-off provision effect in the first quarter of 2019 negatively impacted net operating income.

Adjusted purchases [6] decreased mainly due to decreased liquids volumes and lower prices for crude oil. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids, and for gas in the US. Adjusted depreciation expenses remained at the same level as in the first quarter of 2018.

After total adjustments of USD 825 million to net operating income, **Adjusted earnings** [5] were USD 359 million in the first quarter of 2019, compared to USD 454 million in the first quarter of 2018. The decrease was mainly due to lower results from gas and lower processing margins, partially offset by increased results from liquids trading.

| Adjusted earnings (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| Adjusted total revenues and other income | **15,133** | 19,112 | 18,986 | (20%) |
| | | | | |
| Adjusted purchases [6] | **(13,598)** | (17,545) | (17,385) | (22%) |
| Adjusted operating and administrative expenses | **(1,084)** | (1,150) | (1,057) | 2% |
| Adjusted depreciation expenses | **(93)** | (98) | (91) | 2% |
| | | | | |
| Adjusted earnings [5] | **359** | 319 | 454 | (21%) |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

# CONDENSED INTERIM FINANCIAL STATEMENTS

**First quarter 2019**

**CONSOLIDATED STATEMENT OF INCOME**

| (unaudited, in USD million) | Note | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full year 2018 |
|---|---|---|---|---|---|
| Revenues | 2 | **16,410** | 21,722 | 19,776 | 78,555 |
| Net income/(loss) from equity accounted investments | | **64** | 136 | 101 | 291 |
| Other income | | **8** | 580 | 7 | 746 |
| | | | | | |
| Total revenues and other income | 2 | **16,482** | 22,438 | 19,884 | 79,593 |
| | | | | | |
| Purchases [net of inventory variation] | | **(6,656)** | (9,821) | (9,794) | (38,516) |
| Operating expenses | | **(2,408)** | (2,510) | (2,316) | (9,528) |
| Selling, general and administrative expenses | | **(231)** | (190) | (198) | (758) |
| Depreciation, amortisation and net impairment losses | 6 | **(2,188)** | (2,729) | (2,368) | (9,249) |
| Exploration expenses | | **(268)** | (442) | (249) | (1,405) |
| | | | | | |
| Net operating income | 2 | **4,732** | 6,745 | 4,960 | 20,137 |
| | | | | | |
| Net financial items | 4 | **149** | (179) | (420) | (1,263) |
| | | | | | |
| Income before tax | | **4,881** | 6,566 | 4,540 | 18,874 |
| | | | | | |
| Income tax | 5 | **(3,168)** | (3,200) | (3,255) | (11,335) |
| | | | | | |
| Net income | | **1,712** | 3,367 | 1,285 | 7,538 |
| | | | | | |
| Attributable to equity holders of the company | | **1,711** | 3,366 | 1,285 | 7,535 |
| Attributable to non-controlling interests | | **1** | 1 | 0 | 3 |
| | | | | | |
| Basic earnings per share (in USD) | | **0.51** | 1.01 | 0.39 | 2.27 |
| Diluted earnings per share (in USD) | | **0.51** | 1.01 | 0.39 | 2.27 |
| Weighted average number of ordinary shares outstanding (in millions) | | **3,331** | 3,329 | 3,316 | 3,326 |

**CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**

| (unaudited, in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full year 2018 |
|---|---|---|---|---|
| Net income | **1,712** | 3,367 | 1,285 | 7,538 |
| | | | | |
| Actuarial gains/(losses) on defined benefit pension plans | **120** | (132) | (225) | (110) |
| Income tax effect on income and expenses recognised in OCI[1] | **(25)** | 26 | 57 | 22 |
| Items that will not be reclassified to the Consolidated statement of income | **94** | (106) | (168) | (88) |
| | | | | |
| Currency translation adjustments | **324** | (1,433) | 1,220 | (1,652) |
| Net gains/(losses) from available for sale financial assets | **0** | (0) | 64 | 64 |
| Share of OCI from equity accounted investments | **2** | 6 | (5) | (5) |
| | | | | |
| Items that may be subsequently reclassified to the Consolidated statement of income | **326** | (1,426) | 1,278 | (1,593) |
| | | | | |
| Other comprehensive income/(loss) | **420** | (1,533) | 1,110 | (1,681) |
| | | | | |
| Total comprehensive income | **2,132** | 1,834 | 2,396 | 5,857 |
| | | | | |
| Attributable to the equity holders of the company | **2,131** | 1,833 | 2,395 | 5,855 |
| Attributable to non-controlling interests | **1** | 1 | 0 | 3 |

1) Other comprehensive income (OCI)

**CONSOLIDATED BALANCE SHEET**

| (unaudited, in USD million) | Note | At 31 March 2019 | At 31 December 2018 | At 31 March 2018 |
|---|---|---|---|---|
| ASSETS | | | | |
| Property, plant and equipment | 6 | 70,901 | 65,262 | 66,052 |
| Intangible assets | 6 | 10,614 | 9,672 | 9,379 |
| Equity accounted investments | | 2,801 | 2,863 | 2,640 |
| Deferred tax assets | | 3,475 | 3,304 | 2,428 |
| Pension assets | | 947 | 831 | 1,246 |
| Derivative financial instruments | | 1,033 | 1,032 | 1,511 |
| Financial investments | | 2,885 | 2,455 | 2,959 |
| Prepayments and financial receivables | | 1,073 | 1,033 | 968 |
| Total non-current assets | | 93,728 | 86,452 | 87,183 |
| Inventories | | 2,686 | 2,144 | 2,832 |
| Trade and other receivables | | 8,680 | 8,998 | 8,937 |
| Derivative financial instruments | | 1,444 | 318 | 175 |
| Financial investments | | 9,157 | 7,041 | 6,006 |
| Cash and cash equivalents | | 6,618 | 7,556 | 8,932 |
| Total current assets | | 28,586 | 26,056 | 26,881 |
| Assets classified as held for sale | | 0 | 0 | 1,385 |
| Total assets | | 122,313 | 112,508 | 115,449 |
| EQUITY AND LIABILITIES | | | | |
| Shareholders' equity | | 45,098 | 42,970 | 42,590 |
| Non-controlling interests | | 19 | 19 | 26 |
| Total equity | | 45,117 | 42,990 | 42,616 |
| Finance debt | 4, 8 | 26,398 | 23,264 | 24,607 |
| Deferred tax liabilities | | 9,369 | 8,671 | 8,579 |
| Pension liabilities | | 3,907 | 3,820 | 4,137 |
| Provisions | 7 | 17,131 | 15,952 | 15,456 |
| Derivative financial instruments | | 1,136 | 1,207 | 757 |
| Total non-current liabilities | | 57,941 | 52,914 | 53,536 |
| Trade, other payables and provisions | | 9,172 | 8,369 | 9,814 |
| Current tax payable | 5 | 5,974 | 4,654 | 5,881 |
| Finance debt | | 3,401 | 2,463 | 3,224 |
| Dividends payable | | 0 | 766 | (0) |
| Derivative financial instruments | | 708 | 352 | 378 |
| Total current liabilities | | 19,255 | 16,605 | 19,297 |
| Total liabilities | | 77,196 | 69,519 | 72,833 |
| Total equity and liabilities | | 122,313 | 112,508 | 115,449 |

**CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**

| (unaudited, in USD million) | Share capital | Additional paid-in capital | Retained earnings | Currency translation adjustments | OCI from equity accounted investments | Shareholders' equity | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2017 | 1,180 | 7,933 | 34,342 | (3,554) | (40) | 39,861 | 24 | 39,885 |
| Net income | | | 1,285 | | | 1,285 | 0 | 1,285 |
| Other comprehensive income/(loss) | | | (104) | 1,220 | (5) | 1,110 | | 1,110 |
| Total comprehensive income | | | | | | | | 2,396 |
| Dividends | 5 | 335 | (1) | | | 339 | | 339 |
| Other equity transactions | | (5) | (0) | | | (5) | 1 | (4) |
| At 31 March 2018 | 1,185 | 8,263 | 35,522 | (2,334) | (45) | 42,590 | 26 | 42,616 |
| At 31 December 2018 | 1,185 | 8,247 | 38,790 | (5,206) | (44) | 42,970 | 19 | 42,990 |
| Net income | | | 1,711 | | | 1,711 | 1 | 1,712 |
| Other comprehensive income/(loss) | | | 94 | 324 | 2 | 420 | | 420 |
| Total comprehensive income | | | | | | | | 2,132 |
| Dividends | 0 | 0 | 0 | | | 0 | | 0 |
| Other equity transactions | | (4) | (0) | | | (4) | (1) | (5) |
| At 31 March 2019 | 1,185 | 8,243 | 40,595 | (4,883) | (42) | 45,098 | 19 | 45,117 |

## CONSOLIDATED STATEMENT OF CASH FLOWS

| (unaudited, in USD million) | Note | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full year 2018 |
|---|---|---|---|---|---|
| Income before tax | | **4,881** | 6,566 | 4,540 | 18,874 |
| | | | | | |
| Depreciation, amortisation and net impairment losses | 6 | **2,188** | 2,730 | 2,368 | 9,249 |
| Exploration expenditures written off | | **19** | 52 | 28 | 357 |
| (Gains) losses on foreign currency transactions and balances | | **12** | (68) | 19 | 166 |
| (Gains) losses on sales of assets and businesses | 3 | **(8)** | (543) | (3) | (648) |
| (Increase) decrease in other items related to operating activities | | **287** | (624) | (117) | (526) |
| (Increase) decrease in net derivative financial instruments | | **(808)** | (859) | 389 | 409 |
| Interest received | | **53** | 54 | 36 | 176 |
| Interest paid | | **(169)** | (124) | (131) | (441) |
| | | | | | |
| Cash flows provided by operating activities before taxes paid and working capital items | | **6,454** | 7,184 | 7,131 | 27,615 |
| | | | | | |
| Taxes paid | | **(1,389)** | (3,681) | (1,118) | (9,010) |
| | | | | | |
| (Increase) decrease in working capital | | **69** | 697 | 1,062 | 1,090 |
| | | | | | |
| Cash flows provided by operating activities | | **5,134** | 4,200 | 7,075 | 19,694 |
| | | | | | |
| Additions through business combinations[2] | 3 | **(438)** | (0) | (1,561) | (3,557) |
| Capital expenditures and investments | | **(2,033)** | (2,990) | (2,529) | (11,367) |
| (Increase) decrease in financial investments | | **(2,462)** | 1,345 | 2,578 | 1,358 |
| (Increase) decrease in derivatives financial instruments | | **39** | 67 | (40) | 238 |
| (Increase) decrease in other items interest bearing | | **12** | 264 | 6 | 343 |
| Proceeds from sale of assets and businesses | 3 | **0** | 620 | 2 | 1,773 |
| | | | | | |
| Cash flows used in investing activities | | **(4,882)** | (694) | (1,545) | (11,212) |
| | | | | | |
| New finance debt | | **0** | (0) | 0 | 998 |
| Repayment of finance debt | | **(263)** | (756) | (851) | (2,875) |
| Dividend paid | | **(769)** | (760) | (402) | (2,672) |
| Net current finance debt and other | | **(129)** | 720 | 75 | (476) |
| | | | | | |
| Cash flows provided by (used in) financing activities | | **(1,161)** | (796) | (1,179) | (5,024) |
| | | | | | |
| Net increase (decrease) in cash and cash equivalents | | **(908)** | 2,710 | 4,352 | 3,458 |
| | | | | | |
| Effect of exchange rate changes on cash and cash equivalents | | **(30)** | (73) | 184 | (292) |
| Cash and cash equivalents at the beginning of the period (net of overdraft) | | **7,556** | 4,919 | 4,390 | 4,390 |
| | | | | | |
| Cash and cash equivalents at the end of the period (net of overdraft)[1] | | **6,618** | 7,556 | 8,925 | 7,556 |

1)  At 31 March 2019 and at 31 December 2018 cash and cash equivalents net overdraft were zero. At 31 March 2018 net overdraft were USD 7 million.
2)  Net after cash and cash equivalents acquired.

# Notes to the Condensed interim financial statements

## 1 Organisation and basis of preparation

**Organisation and principal activities**

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the first quarter of 2019 were authorised for issue by the board of directors on 2 May 2019.

**Basis of preparation**

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

- Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.
- Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor's ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the discussion in the IFRS Interpretations Committee (IFRIC) on the topic "Sale of output by a joint operator (IFRS 11)", which was concluded in March 2019. The impact of the return to the sales method on Equinor's financial statements is not material.

There have been no other changes to the significant accounting policies in the first quarter of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in note disclosure have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

**Use of estimates**

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

## 2 Segments

Equinor's operations are managed through the following business areas (operating segments): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the Group with exception of IFRS 16 Leases. All IFRS 16 Leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to Property, plant and equipment, Intangible assets and Equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

| First quarter 2019<br>(in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 3 | 594 | 15,735 | 86 | 0 | 16,418 |
| Revenues inter-segment | 4,979 | 2,205 | 100 | 0 | (7,284) | 0 |
| Net income/(loss) from equity accounted investments | 6 | 11 | 5 | 42 | 0 | 64 |
| | | | | | | |
| Total revenues and other income | 4,988 | 2,810 | 15,839 | 129 | (7,284) | 16,482 |
| | | | | | | |
| Purchases [net of inventory variation] | 0 | (39) | (13,468) | (0) | 6,850 | (6,656) |
| Operating, selling, general and administrative expenses | (736) | (999) | (1,095) | (1) | 191 | (2,639) |
| Depreciation, amortisation and net impairment losses | (1,019) | (902) | (93) | (174) | 0 | (2,188) |
| Exploration expenses | (114) | (154) | 0 | 0 | (0) | (268) |
| | | | | | | |
| Net operating income/(loss) | 3,119 | 716 | 1,184 | (46) | (242) | 4,732 |
| | | | | | | |
| Additions to PP&E, intangibles and equity accounted investments | 1,223 | 1,221 | 487 | 467 | 0 | 3,398 |
| | | | | | | |
| Balance sheet information | | | | | | |
| Equity accounted investments | 1,009 | 305 | 93 | 1,395 | 0 | 2,801 |
| Non-current segment assets | 32,218 | 39,333 | 5,347 | 4,617 | 0 | 81,515 |
| Non-current assets, not allocated to segments | | | | | | 9,411 |
| | | | | | | |
| Total non-current assets | | | | | | 93,728 |

| First quarter 2018<br>(in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 154 | 471 | 19,142 | 16 | 0 | 19,783 |
| Revenues inter-segment | 5,573 | 2,044 | 22 | 0 | (7,638) | 0 |
| Net income/(loss) from equity accounted investments | 46 | 9 | 6 | 40 | 0 | 101 |
| | | | | | | |
| Total revenues and other income | 5,773 | 2,523 | 19,170 | 56 | (7,638) | 19,884 |
| | | | | | | |
| Purchases [net of inventory variation] | 0 | (5) | (17,365) | 0 | 7,576 | (9,794) |
| Operating, selling, general and administrative expenses | (793) | (700) | (1,042) | (87) | 108 | (2,514) |
| Depreciation, amortisation and net impairment losses | (1,296) | (962) | (91) | (19) | 0 | (2,368) |
| Exploration expenses | (99) | (149) | 0 | 0 | 0 | (249) |
| | | | | | | |
| Net operating income/(loss) | 3,585 | 706 | 673 | (49) | 46 | 4,960 |
| | | | | | | |
| Additions to PP&E, intangibles and equity accounted investments | 2,819 | 1,284 | 50 | 24 | 0 | 4,178 |
| | | | | | | |
| Balance sheet information | | | | | | |
| Equity accounted investments | 1,174 | 232 | 127 | 1,107 | 0 | 2,640 |
| Non-current segment assets | 33,042 | 36,702 | 5,303 | 385 | 0 | 75,432 |
| Non-current assets, not allocated to segments | | | | | | 9,111 |
| | | | | | | |
| Total non-current assets | | | | | | 87,183 |

In the first quarter of 2019 Equinor recognised an impairment reversal of USD 116 million related to an asset in the E&P International segment (Europe and Asia) mainly as a result of increased reserves.

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

**Revenues from contracts with customers by geographical areas**

When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first quarter of 2019, Norway constitutes 76% and the US constitutes 17% of such revenues.

**Non-current assets by country**

| (in USD million) | At 31 March 2019 | At 31 December 2018 | At 31 March 2018 |
|---|---|---|---|
| Norway | **39,477** | 34,952 | 37,511 |
| USA | **19,872** | 19,409 | 19,312 |
| Brazil | **7,991** | 7,861 | 4,940 |
| UK | **5,406** | 4,588 | 4,553 |
| Angola | **1,870** | 1,874 | 2,594 |
| Canada | **1,621** | 1,546 | 1,645 |
| Azerbaijan | **1,476** | 1,452 | 1,461 |
| Algeria | **979** | 986 | 1,057 |
| Other countries | **5,625** | 5,128 | 4,999 |
| | | | |
| Total non-current assets[1] | **84,316** | 77,797 | 78,072 |

1)  Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

**Revenues from contracts with customers and other revenues**

| (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full Year 2018 |
|---|---|---|---|---|
| Crude oil | 7,610 | 9,767 | 10,731 | 40,948 |
| Natural gas | 3,766 | 4,079 | 3,843 | 14,070 |
| Refined products | 2,503 | 3,285 | 3,026 | 13,124 |
| Natural gas liquids | 1,492 | 1,801 | 1,487 | 7,167 |
| Transportation | 304 | 268 | 298 | 1,033 |
| Other sales | 132 | 594 | 124 | 903 |
| | | | | |
| Revenues from contracts with customers | 15,807 | 19,794 | 19,510 | 77,246 |
| | | | | |
| Over/Under lift | | (94) | 216 | 137 |
| Taxes paid in-kind | 83 | 466 | 116 | 865 |
| Physically settled commodity derivatives | (60) | 130 | 82 | 488 |
| Gain (loss) on commodity derivatives | 513 | 1,418 | (148) | (216) |
| Other revenues | 67 | 9 | 0 | 36 |
| Total other revenues | 603 | 1,928 | 266 | 1,309 |
| | | | | |
| Revenues | 16,410 | 21,722 | 19,776 | 78,555 |

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

## 3 Acquisitions and disposals

**Acquisition of interest in Rosebank project in UK**
In the first quarter of 2019 Equinor closed an agreement to acquire Chevron's 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

**Acquisition of 100% shares in Danske Commodities**
In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC's performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. At this stage, both the purchase price and the purchase price allocation are preliminary.

**Acquisition of offshore wind lease in USA**
In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition has been recognised in the Other segment as an increase in the intangible assets.

## 4 Financial items

| (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full year 2018 |
|---|---|---|---|---|
| Gains (losses) on net foreign exchange | **(12)** | 68 | (19) | (166) |
| Interest income and other financial items | **211** | 39 | (7) | 283 |
| Gains (losses) on derivative financial instruments | **306** | (12) | (164) | (341) |
| Interest and other finance expenses | **(356)** | (274) | (229) | (1,040) |
| Net financial items | **149** | (179) | (420) | (1,263) |

The line item Interest income and other financial items includes expenses of USD 64 million in the first quarter of 2018 and the full year 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor's 2018 Annual Report and Form 20-F.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 382 million has been utilised as of 31 March 2019.

## 5 Income taxes

| (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Full year 2018 |
|---|---|---|---|---|
| Income before tax | **4,881** | 6,566 | 4,540 | 18,874 |
| Income tax expense | **(3,168)** | (3,200) | (3,255) | (11,335) |
| Effective tax rate | **64.9%** | 48.7% | 71.7% | 60.1% |

The tax rate for the first quarter of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

The tax rate for the fourth quarter of 2018 and for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest at the Norwegian continental shelf. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 560 million in the fourth quarter of 2018 and USD 910 million for the full year 2018 reflected in the E&P International segment.

The tax rate for the first quarter of 2018 was primarily influenced by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency. This was partially offset by positive operating income in countries with unrecognised deferred tax assets.

## 6 Property, plant and equipment and intangible assets

| (in USD million) | Property, plant and equipment | Intangible assets |
|---|---:|---:|
| Balance at 31 December 2018 | 65,262 | 9,672 |
| Implementation of IFRS 16 Leases[1] | 3,992 | 0 |
| Opening balance per 1 January 2019 | 69,254 | 9,672 |
| Additions through business combinations | 1 | 447 |
| Additions | 3,338 | 551 |
| Transfers | 48 | (48) |
| Disposals and reclassifications | (11) | (2) |
| Expensed exploration expenditures and impairment losses | - | (19) |
| Depreciation, amortisation and net impairment losses | (2,183) | (5) |
| Effect of foreign currency translation adjustments | 454 | 18 |
| Balance at 31 March 2019 | 70,901 | 10,614 |

1) See note 8 Changes in accounting policies 2019

The line depreciation, amortisation and net impairment losses excludes costs related to leases used in activities being capitalised in the reporting period. Gross depreciation of right of use (RoU) assets amounts to USD 264 million in the first quarter of 2019, of which depreciation costs of USD 98 million have been allocated to exploration and development activities being capitalised. The book value of RoU assets per 31 March 2019 amounts to USD 4,483 million, while additions to RoU assets amounts to USD 382 million in the first quarter of 2019.

### Impairments and impairment reversals
For information on impairment losses and reversals per reporting segment see note 2 Segments.

| First quarter 2019 (in USD million) | Property, plant and equipment | Intangible assets | Total |
|---|---:|---:|---:|
| Producing and development assets | (114) | 0 | (114) |
| Acquisition costs related to oil and gas prospects | - | 3 | 3 |
| Total net impairment losses (reversals) recognised | (114) | 3 | (112) |

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

## 7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,141 million, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

## 8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a Right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor's annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases therefore describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and right of use assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor's equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

| (in USD million) | At 31 December 2018 | IFRS 16 Adjustments | At 1 January 2019 |
|---|---|---|---|
| Property, plant and equipment | 65,262 | 3,992 | 69,254 |
| Prepayments and financial receivables | 1,033 | 52 | 1,085 |
| Total non-current assets | | 4,044 | |
| | | | |
| Trade and other receivables | 8,998 | 45 | 9,043 |
| Total current assets | | 45 | |
| | | | |
| Total assets | | 4,089 | |
| | | | |
| Non-current finance debt | 23,264 | 3,159 | 26,423 |
| Provisions | 15,952 | (105) | 15,847 |
| Total non-current liabilities | | 3,054 | |
| | | | |
| Trade and other payables and provisions | 8,369 | (34) | 8,335 |
| Current finance debt | 2,463 | 1,069 | 3,532 |
| Total current liabilities | | 1,035 | |
| | | | |
| Total liabilities | | 4,089 | |

Note 23 Implementation of IFRS 16 Leases in the annual financial statements 2018 include a reconciliation between the lease liabilities recognised under IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019 Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 94 million commenced or were cancelled in the first quarter of 2019, USD 231 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor's lease liabilities per 1 January 2019;

| (in USD million) | 2019 | 2020-2021 | 2022-2023 | 2024-2028 | After 2028 | Total |
|---|---|---|---|---|---|---|
| Lease payments | 1,133 | 1,655 | 921 | 1,086 | 472 | 5,267 |

In the first quarter of 2019, Equinor recorded total lease payments of USD 296 million, of which USD 41 million were payment of interests and USD 255 million were down-payments of lease liabilities. The total lease liabilities per 31 March 2019 were USD 4,767 million, presented in the balance sheet within the lines Current and Non-current finance debt with USD 1,135 million and USD 3,632 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

# 9 Subsequent events

On 2 May 2019, the board of directors resolved to declare a dividend for the first quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 19 August 2019 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 20 August 2019 and payment date will be around 28 August 2019.

On 30 April 2019, Equinor and Faroe Petroleum have closed a number of transactions in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS) agreed in December 2018. These transactions represent a balanced swap with no cash consideration. The effective dates of the transactions are 1 January 2019. Upon closing, the assets and liabilities related to the acquired interests will be reflected according to the principles of IFRS 3 Business Combinations. The value of the acquired assets is expected in the range of USD 0.2 billion and will be recognised in the Exploration & Production Norway segment. At this stage, both the acquisition values and the purchase price allocation are preliminary.

# Supplementary disclosures

## Operational data

| Operational data | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| **Prices** | | | | |
| Average Brent oil price (USD/bbl) | **63.2** | 67.8 | 66.8 | (5%) |
| E&P Norway average liquids price (USD/bbl) | **57.0** | 59.8 | 61.2 | (7%) |
| E&P International average liquids price (USD/bbl) | **54.6** | 58.1 | 58.8 | (7%) |
| Group average liquids price (USD/bbl) [1] | **55.8** | 59.0 | 60.2 | (7%) |
| Group average liquids price (NOK/bbl) [1] | **479** | 497 | 472 | 1% |
| Transfer price natural gas (USD/mmbtu) [9] | **5.57** | 6.40 | 5.48 | 2% |
| Average invoiced gas prices - Europe (USD/mmbtu) [8] | **6.89** | 7.67 | 6.90 | (0%) |
| Average invoiced gas prices - North America (USD/mmbtu) [8] | **3.13** | 3.58 | 3.48 | (10%) |
| Refining reference margin (USD/bbl) [2] | **3.0** | 4.1 | 3.8 | (22%) |
| **Entitlement production (mboe per day)** | | | | |
| E&P Norway entitlement liquids production | **546** | 571 | 601 | (9%) |
| E&P International entitlement liquids production | **443** | 454 | 395 | 12% |
| Group entitlement liquids production | **988** | 1,026 | 996 | (1%) |
| E&P Norway entitlement gas production | **792** | 745 | 780 | 2% |
| E&P International entitlement gas production | **221** | 249 | 218 | 2% |
| Group entitlement gas production | **1,013** | 995 | 998 | 2% |
| Total entitlement liquids and gas production [3] | **2,002** | 2,020 | 1,993 | 0% |
| **Equity production (mboe per day)** | | | | |
| E&P Norway equity liquids production | **546** | 571 | 601 | (9%) |
| E&P International equity liquids production | **567** | 580 | 538 | 5% |
| Group equity liquids production | **1,112** | 1,152 | 1,139 | (2%) |
| E&P Norway equity gas production | **792** | 745 | 780 | 2% |
| E&P International equity gas production | **274** | 273 | 261 | 5% |
| Group equity gas production | **1,066** | 1,019 | 1,041 | 2% |
| Total equity liquids and gas production [4] | **2,178** | 2,170 | 2,180 | (0%) |
| **MMP sales volumes** | | | | |
| Crude oil sales volumes (mmbl) | **181.4** | 211.8 | 218.1 | (17%) |
| Natural gas sales Equinor entitlement (bcm) | **14.3** | 13.8 | 13.8 | 3% |
| Natural gas sales third-party volumes (bcm) | **2.2** | 1.6 | 1.7 | 28% |

## Exchange rates

| Exchange rates | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| NOK/USD average daily exchange rate | **0.1166** | 0.1186 | 0.1276 | (9%) |
| NOK/USD period-end exchange rate | **0.1163** | 0.1151 | 0.1286 | (10%) |
| USD/NOK average daily exchange rate | **8.5779** | 8.4298 | 7.8382 | 9% |
| USD/NOK period-end exchange rate | **8.5972** | 8.6885 | 7.7773 | 11% |
| EUR/USD average daily exchange rate | **1.1357** | 1.1413 | 1.2292 | (8%) |
| EUR/USD period-end exchange rate | **1.1235** | 1.1450 | 1.2398 | (9%) |

**Health, safety and the environment**

| Twelve months average per | | | | |
|---|---|---|---|---|
| Q1 2019 | Q1 2018 | Health, safety and the environment | First quarter 2019 | First quarter 2018 |
| | | Injury/incident frequency | | |
| 2.9 | 2.6 | Total recordable injury frequency (TRIF) | 2.8 | 2.2 |
| 0.5 | 0.5 | Serious Incident Frequency (SIF) | 0.6 | 0.5 |
| | | Oil spills | | |
| 216 | 249 | Accidental oil spills (number of) | 50 | 72 |
| 57 | 111 | Accidental oil spills (cubic metres) | 10 | 91 |

| Climate | First quarter 2019 | Full year 2018 |
|---|---|---|
| Upstream CO2 intensity (kg CO2/boe) [1] | 9 | 9 |

1) For Equinor operated assets in E&P Norway and E&P International, the total amount of direct $CO_2$ released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

## Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

| Items impacting net operating income in the first quarter of 2019 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income | **4,732** | 3,119 | 716 | 1,184 | (288) |
| | | | | | |
| Total revenues and other income | **(710)** | 135 | (128) | (706) | (11) |
| Changes in fair value of derivatives | **(777)** | - | - | (777) | - |
| Periodisation of inventory hedging effect | **71** | - | - | 71 | - |
| Over-/underlift | **7** | 135 | (128) | - | - |
| Gain/loss on sale of assets | **(11)** | - | - | - | (11) |
| | | | | | |
| Purchases [net of inventory variation] | **112** | - | - | (130) | 242 |
| Operational storage effects | **(130)** | - | - | (130) | - |
| Eliminations | **242** | - | - | - | 242 |
| | | | | | |
| Operating and administrative expenses | **169** | (35) | 193 | 11 | - |
| Over-/underlift | **35** | (77) | 112 | - | - |
| Change in accounting policy[1] | **123** | 42 | 81 | - | - |
| Provisions | **11** | - | - | 11 | - |
| | | | | | |
| Depreciation, amortisation and impairment | **(116)** | - | (116) | - | - |
| Reversal of Impairment | **(116)** | - | (116) | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **(544)** | 100 | (50) | (825) | 231 |
| | | | | | |
| Adjusted earnings [5] | **4,187** | 3,219 | 666 | 359 | (57) |
| | | | | | |
| Tax on adjusted earnings | **(2,652)** | (2,347) | (166) | (172) | 34 |
| | | | | | |
| Adjusted earnings after tax [5] | **1,535** | 872 | 500 | 187 | (23) |

1) Change of accounting policy for lifting imbalances.

| Items impacting net operating income in the first quarter of 2018 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income | **4,960** | 3,585 | 706 | 673 | (4) |
| | | | | | |
| Total revenues and other income | **(476)** | (216) | (76) | (184) | - |
| Changes in fair value of derivatives | **(20)** | - | (3) | (17) | - |
| Periodisation of inventory hedging effect | **(167)** | - | - | (167) | - |
| Change in accounting policy[1] | **(287)** | (216) | (71) | - | - |
| Gain/loss on sale of assets | **(2)** | - | (2) | - | - |
| | | | | | |
| Purchases [net of inventory variation] | **(65)** | - | - | (20) | (46) |
| Operational storage effects | **(20)** | - | - | (20) | - |
| Eliminations | **(46)** | - | - | - | (46) |
| | | | | | |
| Operating and administrative expenses | **(16)** | - | (1) | (15) | - |
| Gain/loss on sale of assets | **(1)** | - | (1) | - | - |
| Provisions | **(15)** | - | - | (15) | - |
| | | | | | |
| Exploration expenses | **11** | 3 | 8 | - | - |
| Impairment | **11** | 3 | 8 | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **(546)** | (213) | (69) | (219) | (46) |
| | | | | | |
| Adjusted earnings [5] | **4,414** | 3,372 | 638 | 454 | (49) |
| | | | | | |
| Tax on adjusted earnings | **(2,940)** | (2,407) | (212) | (216) | (105) |
| | | | | | |
| Adjusted earnings after tax [5] | **1,473** | 965 | 426 | 237 | (155) |

1) Change of accounting policy for lifting imbalances.

| Items impacting net operating income in the fourth quarter of 2018 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income | **6,745** | 3,736 | 1,456 | 1,255 | 298 |
| | | | | | |
| Total revenues and other income | **(2,564)** | (507) | (849) | (1,208) | - |
| Changes in fair value of derivatives | **(901)** | (17) | 9 | (893) | - |
| Periodisation of inventory hedging effect | **(291)** | - | - | (291) | - |
| Gain/loss on sale of assets | **(549)** | (490) | (35) | (24) | - |
| Provisions[1] | **(823)** | - | (823) | - | - |
| | | | | | |
| Purchases [net of inventory variation] | **37** | - | - | 272 | (235) |
| Operational storage effects | **272** | - | - | 272 | - |
| Eliminations | **(235)** | - | - | - | (235) |
| | | | | | |
| Operating and administrative expenses | **(4)** | 3 | (7) | - | - |
| Gain/loss on sale of assets | **3** | 3 | 0 | - | - |
| Provisions[1] | **(7)** | - | (7) | - | - |
| | | | | | |
| Depreciation, amortisation and impairment | **148** | - | 148 | - | - |
| Provisions[1] | **148** | - | 148 | - | - |
| | | | | | |
| Exploration expenses | **25** | - | 25 | - | - |
| Impairment | **36** | - | 36 | - | - |
| Cost accrual changes | **(11)** | - | (11) | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **(2,358)** | (504) | (683) | (936) | (235) |
| | | | | | |
| Adjusted earnings [5] | **4,387** | 3,232 | 774 | 319 | 63 |
| | | | | | |
| Tax on adjusted earnings | **(2,850)** | (2,411) | (282) | (174) | 18 |
| | | | | | |
| Adjusted earnings after tax [5] | **1,537** | 821 | 491 | 144 | 81 |

1) Related to the Agbami redetermination process in Nigeria.

**Adjusted earnings Marketing, Midstream & Processing (MMP) break down**

| Adjusted earnings break down (in USD million) | | Quarters | | Change |
|---|---|---|---|---|
| | Q1 2019 | Q4 2018 | Q1 2018 | Q1 on Q1 |
| | | | | |
| Natural Gas Europe | 207 | 257 | 285 | (28%) |
| Natural Gas US | (2) | 13 | 77 | N/A |
| Liquids | 116 | 3 | 7 | >100% |
| Other | 38 | 45 | 84 | (54%) |
| | | | | |
| Adjusted earnings MMP | 359 | 319 | 454 | (21%) |

**Adjusted earnings after tax by segment [5]**

| (in USD million) | First quarter | | | | | |
|---|---|---|---|---|---|---|
| | 2019 | | | 2018 | | |
| | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax |
| E&P Norway | 3,219 | (2,347) | 872 | 3,372 | (2,407) | 965 |
| E&P International | 666 | (166) | 500 | 638 | (212) | 426 |
| MMP | 359 | (172) | 187 | 454 | (216) | 237 |
| Other | (57) | 34 | (23) | (49) | (105) | (155) |
| Group | 4,187 | (2,652) | 1,535 | 4,414 | (2,940) | 1,473 |
| Effective tax rates on adjusted earnings | | | 63.3% | | | 66.6% |

**Reconciliation of adjusted earnings after tax to net income**

| Reconciliation of adjusted earnings after tax to net income (in USD million) | | Quarters | | |
|---|---|---|---|---|
| | | Q1 2019 | Q4 2018 | Q1 2018 |
| Net operating income (NOI) | A | 4,732 | 6,745 | 4,960 |
| Tax on NOI | B | 3,161 | 3,470 | 3,239 |
| NOI after tax | C = A-B | 1,570 | 3,275 | 1,721 |
| Adjustments[1] | D | (544) | (2,358) | (546) |
| Tax on adjustments | E | (510) | (620) | (299) |
| Adjusted earnings after tax [5] | F = C+D-E | 1,535 | 1,537 | 1,473 |
| Net financial items | G | 149 | (179) | (420) |
| Tax on net financial items | H | (7) | 270 | (16) |
| Net income | I = C+G+H | 1,712 | 3,367 | 1,285 |

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

## Net adjusted financial items 2019

| Net adjusted financial items in the first quarter of 2019 (in USD million) | Interest income and other financial items | Net foreign exchange gains (losses) | Gains (losses) derivative financial instruments | Interest and other finance expenses | Net before tax | Estimated tax effect | Net after tax |
|---|---|---|---|---|---|---|---|
| Financial items according to IFRS | 211 | (12) | 306 | (356) | 149 | (7) | 142 |
| Foreign exchange (FX) impacts (incl. derivatives) | 4 | 12 | - | - | 16 | - | - |
| Interest rate (IR) derivatives | - | - | (306) | - | (306) | - | - |
| Fair value adjustment financial investments and other | 15 | - | - | - | 15 | - | - |
| Adjusted financial items | 230 | 0 | 0 | (356) | (126) | (7) | (133) |

## Net adjusted financial items 2018

| Net adjusted financial items in the first quarter of 2018 (in USD million) | Interest income and other financial items | Net foreign exchange gains (losses) | Gains (losses) derivative financial instruments | Interest and other finance expenses | Net before tax | Estimated tax effect | Net after tax |
|---|---|---|---|---|---|---|---|
| Financial items according to IFRS | (7) | (19) | (164) | (229) | (420) | (16) | (435) |
| Foreign exchange (FX) impacts (incl. derivatives) | 7 | 19 | - | - | 26 | - | - |
| Interest rate (IR) derivatives | - | - | 164 | - | 164 | - | - |
| Fair value adjustment financial investment | 54 [1] | - | - | - | 54 [1] | - | - |
| Adjusted financial items excluding FX and IR derivatives | 54 | - | - | (229) | (175) | (16) | (191) |

1) Certain numbers have been restated.

## Adjusted exploration expenses

| Adjusted exploration expenses (in USD million) | Q1 2019 | Quarters Q4 2018 | Q1 2018 | Change Q1 on Q1 |
|---|---|---|---|---|
| E&P Norway exploration expenditures (activity) | **121** | 233 | 131 | (7%) |
| E&P International exploration expenditures (activity) | **207** | 295 | 193 | 8% |
| Group exploration expenditures (activity) | **328** | 528 | 323 | 2%[1] |
| Expensed, previously capitalised exploration expenditures | **16** | 16 | 17 | (6%) |
| Capitalised share of current period's exploration activity | **(79)** | (138) | (103) | (23%) |
| Impairment (reversal of impairment) | **3** | 36 | 11 | (75%) |
| Exploration expenses IFRS | **268** | 442 | 249 | 8% |
| Items impacting[2] | **-** | (25) | (11) | (100%) |
| Adjusted exploration expenses | **268** | 417 | 238 | 13% |

1) Higher activity in more wells with fewer drilling days. Activity in 24 wells with 11 completed in the first quarter of 2019 compared to 12 wells with 7 completed in the first quarter of 2018.
2) For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

**Calculation of capital employed and net debt to capital employed ratio**

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

| Calculation of capital employed and net debt to capital employed ratio (in USD million) | | At 31 March 2019 | At 31 December 2018 | At 31 March 2018 |
|---|---|---|---|---|
| Shareholders' equity | | **45,098** | 42,970 | 42,590 |
| Non-controlling interests | | **19** | 19 | 26 |
| Total equity | A | **45,117** | 42,990 | 42,616 |
| Current finance debt | | **3,401** | 2,463 | 3,224 |
| Non-current finance debt | | **26,398** | 23,264 | 24,607 |
| Gross interest-bearing debt | B | **29,799** | 25,727 | 27,831 |
| Cash and cash equivalents | | **6,618** | 7,556 | 8,932 |
| Current financial investments | | **9,157** | 7,041 | 6,006 |
| Cash and cash equivalents and financial investment | C | **15,775** | 14,597 | 14,938 |
| Net interest-bearing debt before adjustments [10] | B1 = B-C | **14,025** | 11,130 | 12,894 |
| Other interest-bearing elements [1] | | **1,022** | 1,261 | 1,028 |
| Marketing instruction adjustment [2] | | **-** | (146) | (160) |
| Normalisation for cash-build up before tax payment (50% of Tax Payment) [3] | | **608** | – | 513 |
| Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] | B2 | **15,654** | 12,246 | 14,275 |
| Lease liabilities | | **4,768** | – | – |
| Net interest-bearing debt adjusted [5] | B3 | **10,886** | 12,246 | 14,275 |
| Calculation of capital employed [5] | | | | |
| Capital employed before adjustments to net interest-bearing debt | A+B1 | **59,142** | 54,120 | 55,510 |
| Capital employed adjusted, including lease liabilities | A+B2 | **60,771** | 55,235 | 56,892 |
| Capital employed adjusted [4] | A+B3 | **56,003** | 55,235 | 56,892 |
| **Calculated net debt to capital employed [5]** | | | | |
| Net debt to capital employed before adjustments | (B1)/(A+B1) | **23.7%** | 20.6% | 23.2% |
| Net debt to capital employed adjusted, including lease liabilities | (B2)/(A+B2) | **25.8%** | – | – |
| Net debt to capital employed adjusted [4] | (B3)/(A+B3) | **19.4%** | 22.2% | 25.1% |

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor´s Consolidated balance sheet. Following implementation of IFRS 16 this will not be adjusted for. In the calculation of "Net debt to capital employed adjusted," the adjustment for lease liabilities includes this element.
3) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.
4) Following implementation of IFRS16 Equinor present a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include Finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 31 March 2019. "Net debt to capital employed adjusted" based on similar adjustments as for 31 December 2018 is 19.8% by 31 March 2019.

# USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2018 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses) – for more information see below
- **Adjusted earnings after tax** – for more information see below
- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures
- **Net interest-bearing debt adjusted** – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures - Net debt to capital employed ratio and note 18 Finance debt in Equinor`s 2018 Annual Report and Form 20-F
- **Net debt to capital employed ratio before adjustments**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor present a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. For more information regarding net debt to capital employed ratio, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2018 Annual Report and Form 20-F
- **Organic capital expenditures** – capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. Capital expenditures are defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements. See section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor`s 2018 Annual Report and Form 20-F for more information on organic capital expenditures
- **Free cash flow** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, additions through business combinations, capital expenditures and investments, (increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid.

**Adjusted earnings** are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor´s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor´s IFRS measures that provides an indication of Equinor´s underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: In the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. In light of the change in accounting policy, following the first quarter of 2019, adjusted earnings will include the over/underlift adjustment

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Equinor which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration.

# FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims and expectations with respect to Equinor's start-up of projects through 2025, including Johan Sverdrup; intention to deliver on Equinor's guidance from the Capital Markets Update; market outlook and future economic projections and assumptions; production growth through 2025 and production guidance for 2019; CAGR for the period 2019 – 2025; organic capital expenditure for 2019; Equinor's intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; planned maintenance activity and the effects thereof;  expected dividend payments and dividend subscription price; planned and announced acquisitions and divestments, including timing and impact thereof, including the transactions between Equinor and Faroe Petroleum in the Norwegian Sea and North Sea.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor's 2018 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

# END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

11. This is a **non-GAAP figure**, see section Use and reconciliation of non-GAAP financial measures in the report for more details. Following the implementation of IFRS 16 Equinor present a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparison numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.